December 27, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street NE
Washington, DC 20549
Attn: Valeria Franks and Rufus Decker

Re: Core & Main, Inc.
Form 10-K for Fiscal Year Ended January 28, 2024
Item 2.02 Form 8-K filed March 19, 2024
File No. 001-40650

Dear Ms. Franks and Mr. Decker:

This letter sets forth the response of Core & Main, Inc. (the “Company,” “we” or “us”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 19, 2024 (the “Comment Letter”), regarding the Annual Report on Form 10-K for the fiscal year ended January 28, 2024, and the Current Report on Form 8-K filed March 19, 2024, each previously filed with the Commission. For the convenience of the Staff, the Staff’s comment is restated in bold prior to our response to such comment.

Form 10-K for Fiscal Year Ended January 28, 2024
Signature Page, page 96

1. Please ensure your Forms 10-K are signed by the registrant, and on behalf of the registrant by its principal executive officer, its principal financial officer, its controller or principal accounting officer, and by at least the majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he signs the report. Refer to General Instruction D(2) and the signatures section of Form 10-K.

Response: The Company respectfully acknowledges the Staff’s comment and will ensure that future Form 10-K filings are signed in accordance with General Instruction D(2) and the signatures section of Form 10-K.

Item 2.02 Form 8-K filed March 19, 2024
Exhibits 99.1 and 99.2

2. When you present and/or discuss a non-GAAP measure/ratio in your earnings release and/or investor presentation, please also present and/or discuss the comparable GAAP measure/ratio in the same manner. For example, in the headline earnings section of your earnings release, when you disclose:
•adjusted EBITDA percentage changes, also disclose percentage changes in net income,
•adjusted EBITDA margin and its basis point change, also present net income margin and its basis point change, and
•net debt leverage with a discussion of reasons, also present net debt divided by net income with a discussion of reasons.
Some additional examples in the investor presentation are when you disclose:
•adjusted EBITDA, adjusted EBITDA margin and net debt leverage, along with CAGR, percentage changes, basis point changes, and/or trend information (slides 7, 9 to 11 and 20 to 21), also disclose net income, net income margin and net debt divided by net income, along with percentage changes, basis point changes, and/or trend information, and
•operating cash flow conversion outlooks (slide 12), also disclose historical operating cash flow conversion and historical operating cash flow divided by net income.
The narrative section of your earnings release has similar issues to those described above. Refer to Question 102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, Item 10(e)(1)(i) of Regulation S-K and Rule 100(a) of Regulation G, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment. In future filings with the Commission or earnings releases and presentations furnished under Item 2.02 of Form 8-K, to the extent we present and/or discuss a non-GAAP measure/ratio, we will also present and/or include a discussion regarding the most directly comparable GAAP measure/ratio with equal or greater prominence, including the specific measures and ratios identified in the Staff’s comment to the extent the applicable non-GAAP measure/ratio is included in such filing, release or presentation.

* * * * *

We believe the foregoing should address your comments. If you have any questions about, or would like further information concerning, the response set forth above, please contact the undersigned. We appreciate the Staff’s comments and request that the Staff contact the undersigned at 314-432-4700 or by email at mark.witkowski@coreandmain.com with any questions or comments regarding this letter.

Very truly yours,

CORE & MAIN, INC.

By: /s/ Mark R. Witkowski
Name: Mark R. Witkowski
Title: Chief Financial Officer

cc: Mark G. Whittenburg, General Counsel and Secretary